iSe International Sports and Entertainment AG (iSe) : Mission Accomplished
Company to be Legally Dismantled

Paris, January 29, 2007 – iSe Hospitality AG (International Sports Entertainment Hospitality AG) was responsible for the management and organization of the official hospitality programs of the 2006 FIFA World Cup. The objectives of the company, created in 2003, have been more than fulfilled – both in terms of the ability to manage guests logistically, and in terms of the quality of services offered. Some 325,000 guests were hosted by iSe at 12 stadiums during the month of the competition. The activities organized by iSe are linked to big international sports events, which require structures dedicated to such services.

Publicis Groupe and Dentsu (each with 45% stakes in iSe) will now proceed with the legal dismantling of iSe International Sports and Entertainment AG, a logical outcome given that iSe has not been retained for similar programmes.

The move, agreed jointly by Publicis Groupe and Dentsu, in no way affects the excellent relations between the two groups. Publicis Groupe maintains a strong interest in further developing communication and marketing activities in sports, both on its own and in cooperation with Dentsu, and both groups are pursuing paths towards development and collaboration in other sectors.

Bertrand Siguier, member of Publicis Groupe Management Board (‘Directoire’), said: “The response to the complex challenges posed by The World Cup 2006 showed how well Publicis Groupe and Dentsu work together. The iSe teams set new standards in hospitality management and we are all very proud of their achievements.”

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Publicis Groupe (Euronext Paris: FR0000130577 and NYSE: PUB) is the world’s fourth largest communications group, as well as world’s second largest media counsel and buying group. With activities spanning 104 countries on five continents, the Groupe employs approximately 40,000 professionals.
The Groupe’s communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and 49%-owned Bartle Bogle Hegarty; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, event communications, multicultural and healthcare communications.
Web sites: www.publicisgroupe.com and www.finance.publicisgroupe.com